SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 3)*

OncoMed Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68234X102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 20 Pages

Exhibit Index Contained on Page 17

CUSIP NO. 68234X102	13 G	Page 2 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.S. Venture Partners VIII, L.P. (“USVP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,990,783 shares; except that Presidio Management Group VIII, L.L.C. (“PMG VIII”), the general partner of USVP VIII, may be deemed to have sole power to vote such shares, and Irwin Federman (“Federman”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Jonathan D. Root (“Root”), Casey M. Tansey (“Tansey”) and Philip M. Young (“Young”), the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,990,783 shares; except that PMG VIII, the general partner of USVP VIII, may be deemed to have the sole power to dispose of such shares, and Federman, Krausz, Liddle, Root, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,990,783
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 68234X102	13 G	Page 3 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON USVP VIII Affiliates Fund, L.P. (“USVP VIII AF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
19,215 shares; except that PMG VIII, the general partner of USVP VIII AF, may be deemed to have sole power to vote such shares, and Federman, Krausz, Liddle, Root, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
19,215 shares; except that PMG VIII, the general partner of USVP VIII AF, may be deemed to have sole power to dispose of such shares, and Federman, Krausz, Liddle, Root, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 68234X102	13 G	Page 4 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON USVP Entrepreneur Partners VIII-A, L.P. (“USVP EP VIII-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
18,758 shares; except that PMG VIII, the general partner of USVP EP VIII-A, may be deemed to have sole power to vote such shares, and Federman, Krausz, Liddle, Root, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
18,758 shares; except that PMG VIII, the general partner of USVP EP VIII-A, may be deemed to have sole power to dispose of such shares, and Federman, Krausz, Liddle, Root, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,758
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 68234X102	13 G	Page 5 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON USVP Entrepreneur Partners VIII-B, L.P. (“USVP EP VIII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,509 shares; except that PMG VIII, the general partner of USVP EP VIII-B, may be deemed to have sole power to vote such shares, and Federman, Krausz, Liddle, Root, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,509 shares; except that PMG VIII, the general partner of USVP EP VIII-B, may be deemed to have sole power to dispose of such shares, and Federman, Krausz, Liddle, Root, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,509
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 68234X102	13 G	Page 6 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Presidio Management Group VIII, L.L.C. (“PMG VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII, the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B, may be deemed to have sole power to vote such shares, and Federman, Krausz, Liddle, Root, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII, the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B, may be deemed to have sole power to dispose of such shares, and Federman, Krausz, Liddle, Root, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,265
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 68234X102	13 G	Page 7 of 20

1	NAME OF REPORTING PERSON Irwin Federman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,573 shares.
6	SHARED VOTING POWER
		2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Federman, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 27,573 shares.
8	SHARED DISPOSITIVE POWER
		2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Federman, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,065,838
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68234X102	13 G	Page 8 of 20

1	NAME OF REPORTING PERSON Steven M. Krausz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

5	SOLE VOTING POWER 30,461 shares.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Krausz, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
7	SOLE DISPOSITIVE POWER 30,461 shares.
8	SHARED DISPOSITIVE POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Krausz, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,068,726
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68234X102	13 G	Page 9 of 20

1	NAME OF REPORTING PERSON David Liddle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

5	SOLE VOTING POWER 0 shares.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Liddle, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Liddle, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,265
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68234X102	13 G	Page 10 of 20

1	NAME OF REPORTING PERSON Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

5	SOLE VOTING POWER 95,091 shares.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Root, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
7	SOLE DISPOSITIVE POWER 95,091 shares.
8	SHARED DISPOSITIVE POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Root, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,133,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68234X102	13 G	Page 11 of 20

1	NAME OF REPORTING PERSON Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

5	SOLE VOTING POWER 27,573 shares.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Tansey, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
7	SOLE DISPOSITIVE POWER 27,573 shares.
8	SHARED DISPOSITIVE POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Tansey, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,065,838
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68234X102	13 G	Page 12 of 20

1	NAME OF REPORTING PERSON Philip M. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

5	SOLE VOTING POWER 27,573 shares.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Young, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
7	SOLE DISPOSITIVE POWER 27,573 shares.
8	SHARED DISPOSITIVE POWER
2,038,265 shares, of which 1,990,783 are directly owned by USVP VIII, 19,215 are directly owned by USVP VIII AF, 18,758 are directly owned by USVP EP VIII-A and 9,509 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Young, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,065,838
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68234X102	13 G	Page 13 of 20

This Amendment No. 3 amends and restates in its entirety the Schedule 13G previously filed by PMG VIII, USVP VIII, USVP VIII AF, USVP EP VIII-A, USVP EP VIII-B, Federman, Krausz, Liddle, Root, Tansey and Young (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

OncoMed Pharmaceuticals, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

800 Chesapeake Drive
Redwood City, California 94063

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by PMG VIII, USVP VIII, USVP VIII AF, USVP EP VIII-A, USVP EP VIII-B, Federman, Krausz, Liddle, Root, Tansey and Young. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

PMG VIII, the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Federman, Krausz, Liddle, Root, Tansey and Young are managing members of PMG VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

U.S. Venture Partners
1460 El Camino Real, Suite 100
Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B are Delaware limited partnerships. PMG VIII is a Delaware limited liability company. Federman, Krausz, Liddle, Root, Tansey and Young are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock, $0.001 par value per share.
CUSIP # 68234X102

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

CUSIP NO. 68234X102	13 G	Page 14 of 20

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B, and the limited liability company agreement of PMG VIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 68234X102	13 G	Page 15 of 20

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 68234X102	13 G	Page 16 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

PRESIDIO MANAGEMENT GROUP VIII, L.L.C.

U.S. Venture Partners VIII, L.P.
By Presidio Management Group VIII, L.L.C.
Its General Partner

USVP VIII Affiliates Fund, L.P.
By Presidio Management Group VIII, L.L.C.
Its General Partner

USVP Entrepreneur Partners VIII-A, L.P.,
By Presidio Management Group VIII, L.L.C.
Its General Partner

USVP Entrepreneur Partners VIII-B, L.P.,
By Presidio Management Group VIII, L.L.C.
Its General Partner	Irwin Federman Steven M. Krausz David Liddle Jonathan D. Root CASEY M. TANSEY Philip M. Young

By:	/s/ Dale Holladay	By:	/s/ Dale Holladay
	Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*		Dale Holladay, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 68234X102	13 G	Page 17 of 20

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	18

Exhibit B: Power of Attorney	19

CUSIP NO. 68234X102	13 G	Page 18 of 20

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of OncoMed Pharmaceuticals, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 68234X102	13 G	Page 19 of 20

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Presidio Management Group VIII, L.L.C. or such other person or entity as is designated in writing by Michael Maher (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates each of Michael Maher, Dale Holladay and Erik Lindquist (each, an “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: January 24, 2012

Presidio Management Group VIII, L.L.C.		U.S. Venture Partners VIII, L.P.
By Presidio Management Group VIII, L.L.C.
Its General Partner

By:	/s/ Steven M. Krausz	By:	/s/ Steven M. Krausz
	Name: Steven M. Krausz		Name: Steven M. Krausz
	Title: Managing Member		Title: Managing Member

CUSIP NO. 68234X102	13 G	Page 20 of 20

USVP VIII AFFILIATES, L.P.		USVP ENTREPRENEUR PARTNERS VIII-A, L.P.
By Presidio Management Group VIII, L.L.C.		By Presidio Management Group VIII, L.L.C.
Its General Partner		Its General Partner

By:	/s/ Steven M. Krausz	By:	/s/ Steven M. Krausz
	Name: Steven M. Krausz		Name: Steven M. Krausz
	Title: Managing Member		Title: Managing Member

USVP ENTREPRENEUR PARTNERS VIII-b, L.P.
By Presidio Management Group VIII, L.L.C.
Its General Partner

By:	/s/ Steven M. Krausz
Name: Steven M. Krausz
Title: Managing Member

/s/ Irwin Federman	/s/ Christopher Rust
Irwin Federman	Christopher Rust

/s/ Winston Fu	/s/ Casey M. Tansey
Winston Fu	CASEY M. TANSEY

/s/ Steven M. Krausz	/s/ Jonathan D. Root
Steven M. Krausz	Jonathan D. Root

/s/ David Liddle	/s/ Philip M. Young
David Liddle	Philip M. Young